Exhibit 21.1.

Subsidiaries

City Zone Holdings Limited, a British Virgin Islands company.

Most Smart International Limited, a Hong Kong company.

Redsun Technology Company Limited, a wholly-foreign owned enterprise (“WOFE”), incorporated in the People’s Republic of China.

Shenzhen JiRuHai Technology Co. Limited, which is incorporated in the People’s Republic of China.

Detian Yu Biotechnology Co. Limited, is incorporated in the People’s Republic of China.

Jinzhong Deyu Agriculture Trading Co. Limited, which is incorporated in the People’s Republic of China.

Jinzhong Yongcheng Agriculture Trading Co. Limited, which is incorporated in the People’s Republic of China.

Jinzhong Yuliang Agriculture Trading Co. Limited, which is incorporated in the People’s Republic of China.

Deyu Agriculture Corp.’s Current Corporate Structure: